UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Perfumania Holdings, Inc.
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

71376c 10 0
(CUSIP Number)

Matthew C. Dallett
Edwards Wildman Palmer LLP
111 Huntington Avenue
Boston, MA 02199
(617) 239-0100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 18, 2012
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D CUSIP No. 71376c 10 0
1. Names of Reporting Persons. Arlene Nussdorf
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) OO
5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 2,189,201
8. Shared Voting Power 0
9. Sole Dispositive Power 2,189,201
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 2,189,201
12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 13.92%
14. Type of Reporting Person (See Instructions) IN

Introductory Note
This Amendment No. 3 amends the Schedule 13D originally filed August 14, 2008, as amended to date (the “Schedule 13D”), with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Perfumania Holdings, Inc. (the “Issuer”). Except as amended hereby, the Schedule 13D remains effective.
Item 4.    Purpose of the Transaction
Item 4 of the Schedule 13D is hereby amended to add the following:
On April 18, 2012, the Issuer completed its acquisition of all of the outstanding shares of Parlux common stock pursuant to the December 23, 2011 Agreement and Plan of Merger. The Issuer issued an aggregate of 6,014,128 shares of Common Stock and paid an aggregate of approximately $62.1 million in cash to the former Parlux shareholders in exchange for the cancellation of their shares of Parlux common stock, and concurrently issued an additional 300,000 shares of Common Stock in a commercial transaction.
As further described in Item 6 below, on April 18, 2012, the Issuer’s subsidiary, Model Reorg Acquisition LLC, borrowed a total of $30 million from the Nussdorf Trusts, which it distributed to the Issuer to finance a portion of the cash consideration paid in the Merger.
Item 5.    Interest in Securities of the Issuer
Paragraphs (a) and (b) of Item 5 of the Schedule 13D are hereby amended in their entirety to read as follows:
Arlene Nussdorf owns, with sole voting and dispositive power, 1,745,444 shares of the outstanding shares of Common Stock. Ms. Nussdorf also owns, with sole dispositive power, Warrants to purchase 443,757 shares of the Common Stock.
Giving effect to the exercise of Ms. Nussdorf’s Warrants but not the exercise of any outstanding options or warrants held by others, Ms. Nussdorf beneficially owns 2,189,201 shares (13.92%) of the Common Stock. The foregoing percentage is based on 15,285,046 shares of Common Stock outstanding, which reflects the issuance of 6,314,128 shares in, and in connection with, the Merger in addition to the 8,970,918 shares reported as outstanding as of April 13, 2012 in the Issuer’s Form 10-K filed on April 17, 2012.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
Item 6 of the Schedule 13D is hereby amended to add the following:
At the closing of the Merger, Model Reorg Acquisition LLC issued Second Amended and Restated Subordinated Promissory Notes to each of the Trust Under Article 2 of the Trust Agreement Dated November 1, 1998 With Arlene Nussdorf as Grantor and the Arlene Nussdorf 15 Year Grantor Retained Annuity Trust dated 11/2/98. These Promissory Notes reflect the $18,455,231 principal amount previously outstanding plus the $10 million in new loans made by these two trusts. The Promissory Notes provide for payment of the principal in full on April 30, 2015 and payments of interest in quarterly installments commencing on April 18, 2012 at the then current senior debt rate under the Issuer’s existing senior, secured revolving credit facility plus 2% per annum. They are subordinated to the Issuer’s senior credit facility on the same basis as the previous indebtedness to the Nussdorf Trusts pursuant to an Amended and Restated Subordination Agreement dated as of April 18, 2012. The foregoing description of the Promissory Notes is subject to, and qualified in its entirety by, the full text of each Promissory Note, the form of which is filed as Exhibit 4.1 to the Issuer’s Form 8-K filed with the SEC on April 19, 2012, and is incorporated herein by reference.
Item 7.     Material to be Filed as Exhibits
Item 7 of the Schedule 13D is hereby amended to add the following:

1.
Form of Second Amended and Restated Subordinated Promissory Note, dated as of April 18, 2012, issued by Model Reorg Acquisition LLC for the benefit of each of Trust Under Article 2 of the Trust Agreement Dated November 1, 1998 With Arlene Nussdorf as Grantor, and Arlene Nussdorf 15 Year Grantor Retained Annuity

Trust dated 11/2/98, together with schedule of Note amounts (Incorporated by reference to Exhibit 4.1 to the Issuer’s Form 8-K filed with the SEC on April 19, 2012).

2.
Amended and Restated Subordination Agreement dated as of April 18, 2012, by and among the Nussdorf Trusts and Wells Fargo Bank, National Association, as Administrative Agent and Collateral Agent for the Lenders under the Perfumania Holdings, Inc. Credit Agreement dated as of January 7, 2011 (Incorporated by reference to Exhibit 4.2 to the Issuer’s Form 8-K filed with the SEC on April 19, 2012).

S I G N A T U R E
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.
Date: April 27, 2012

By: /s/ Alfred R. Paliani, attorney-in-fact
Name: Arlene Nussdorf
By: Alfred R. Paliani, attorney-in-fact